UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-43206

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 _____ AND ENDING 09/30/2021 _____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Templeton/Franklin Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Franklin Parkway
                                    (No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Paterson	(801) 201 7042	david.paterson@franklintempleton.co.uk
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Paterson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Templeton/Franklin Investment Services, Inc. _____, as of September 30, _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David Pt_____

Title:
Chief Financial Officer & Designated Financial Principal

_M V_____
Notary Public

NICHOLAS WARREN
Notary Public - State of Utah
Commission Number: 719656
My Commission Expires on
Aug. 3, 2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Templeton/Franklin Investment Services, Inc.

Statement of Financial Condition
September 30, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Templeton/Franklin Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Templeton/Franklin Investment Services, Inc. (the "Company") as of September 30, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 22, 2021

We have served as the Company's auditor since 1994.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc.
Statement of Financial Condition
September 30, 2021

Assets		
Cash and cash equivalents	$	6,258,224
Total Assets	**$**	**6,258,224**
Liabilities		
Accounts payable and accrued expenses	$	23,437
Total liabilities		23,437
Commitments and Contingencies (Note 3)		
Stockholder's Equity		
Common stock, no par value; 10,000 shares authorized;		
100 shares issued and outstanding		—
Additional paid-in capital		38,685,195
Accumulated deficit		(32,450,408)
Total stockholder's equity		6,234,787
Total Liabilities and Stockholder's Equity	**$**	**6,258,224**

See Notes to Statement of Financial Condition.

1.   **Business**

    Nature of Operations
Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). Legg Mason is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as a marketing broker-dealer for Franklin's Luxembourg-domiciled mutual funds to U.S. broker-dealers with offshore clients. The Company is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

Under an Asset Purchase and Assignment Agreement dated July 7, 2021 between the Company and Franklin Distributors, LLC ("FD"), another wholly-owned subsidiary of the parent, the Company sold its assets, excluding cash, and certain liabilities to FD for consideration of $1.9 million. The Company's employees also transferred to FD on that date. Franklin intends to retain the Company and its FINRA registration to be repurposed for future ongoing business needs.

2.   **Significant Accounting Policies**

    Basis of Presentation
The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 22, 2021, which is the date the statement of financial condition was available to be issued.

    Related Parties
Related parties are other Franklin subsidiaries ("affiliated entities"). Transactions with related parties are presented as amounts due to and from affiliated entities.

    Cash and Cash Equivalents
Cash and cash equivalents consist of money market funds sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, their carrying values approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

    Stock-Based Compensation
The fair value of share-based payment awards of Franklin stock is estimated on the date of grant based on the market price of the underlying shares. Forfeitures are accounted for as they occur.

Templeton/Franklin Investment Services, Inc.
Notes to Statement of Financial Condition
September 30, 2021

---

3. Commitments and Contingencies

The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position or liquidity.

4. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and/or its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 140.0 million shares authorized under the USIP.

Stock awards entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time.

Stock and stock unit award activity was as follows:

	Shares		Weighted-Average Grant-Date Fair Value
Nonvested balance at September 30, 2019	2,623	$	28.90
Granted	2,857		20.13
Transferred out	(5,480)		(24.33)
Nonvested Balance at September 30, 2020	—	$	—

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of the greater of $6^2/_3\%$ of aggregate indebtedness or $5,000. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1.

Templeton/Franklin Investment Services, Inc.
Notes to Statement of Financial Condition
September 30, 2021

As of September 30, 2021, the Company had net capital of $6,115,005 which was $6,110,005 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.38%.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Advances to Franklin, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.